Filed by US BioEnergy Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: US BioEnergy Corporation

Commission File Number: 001-33203

Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between VeraSun and US BioEnergy, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined business and products and any other statements regarding VeraSun’s and US BioEnergy’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected timeframes or at all and to successfully integrate their operations; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of the parties may be difficult; VeraSun and US BioEnergy are subject to intense competition and increased competition is expected in the future; the volatility and uncertainty of corn, natural gas, ethanol and unleaded gasoline prices; the results of VeraSun’s and US BioEnergy’s hedging transactions and other risk mitigation strategies; operational disruptions at VeraSun’s or US BioEnergy’s facilities; VeraSun’s and US BioEnergy’s ability to implement their expansion strategies as planned or at all; VeraSun’s and US BioEnergy’s ability to locate and integrate potential future acquisitions; VeraSun’s and US BioEnergy’s ability to develop an oil extraction business; development of infrastructure related to the sale and distribution of ethanol; VeraSun’s and US BioEnergy’s limited operating histories; excess production capacity in VeraSun’s and US BioEnergy’s industry; VeraSun’s and US BioEnergy’s ability to compete effectively in its industry; VeraSun’s and US BioEnergy’s ability to implement a marketing and sales network for their ethanol;

changes in or elimination of governmental laws, tariffs, trade or other controls or enforcement practices; environmental, health and safety laws, regulations and liabilities; future technological advances; limitations and restrictions contained in the instruments and agreements governing VeraSun’s and US BioEnergy’s respective indebtedness; VeraSun’s and US BioEnergy’s ability to raise additional capital and secure additional financing; VeraSun’s and US BioEnergy’s ability to implement additional financial and management controls, reporting systems and procedures; costs of construction and equipment; and the other risk factors described in VeraSun’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC, and US BioEnergy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC. These documents can be obtained free of charge from the sources indicated above under the caption “Additional Information”. VeraSun and US BioEnergy assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information

In connection with the proposed transaction between VeraSun and US BioEnergy, VeraSun will file a registration statement on Form S-4 with the SEC. Such registration statement will include a joint proxy statement of VeraSun and US BioEnergy that also constitutes a prospectus of VeraSun, and will be sent to the shareholders of VeraSun and US BioEnergy. SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERASUN, US BIOENERGY AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from VeraSun upon written request to VeraSun Energy Corporation, Attention: Investor Relations, 100 22nd Avenue, Brookings, South Dakota 57006, or by calling 605-696-7236, or from US BioEnergy, upon written request to US BioEnergy Corporation, Attention: Investor Relations, 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077, or by calling 651-554-5491.

Participants in the Proposed Transaction

This communication is not a solicitation of a proxy from any security holder of VeraSun or US BioEnergy. However, VeraSun, US BioEnergy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of VeraSun may be found in its 2006 Annual Report on Form 10-K filed with the SEC on March 29, 2007, definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on April 12, 2007 and current reports on Form 8-K filed with the SEC on July 3, 2007, August 31, 2007 and September 20, 2007. Information about the directors and executive officers of US BioEnergy may be found in its 2006 Annual Report on Form 10-K filed with the SEC on March 30, 2007, definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on April 27, 2007 and current reports on Form 8-K filed with the SEC on August 13, 2007, October 3, 2007 (as amended) and November 6, 2007. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

FINAL TRANSCRIPT

Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

Operator

Good day, ladies and gentlemen, and welcome to the VeraSun Energy and US BioEnergy merger agreement conference call. My name is Carol and I will be your coordinator for today. Please refer to the press release for media contact. At this time all participants are in listen-only mode. We will conduct a question-and-answer session towards the end of this conference. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the call over to Danny Herron, Senior Vice President and Chief Financial Officer. Please proceed, sir.

Danny Herron—VeraSun Energy—SVP, CFO

Thank you, Carol. Good morning, everyone, and thank you for joining the call this morning to announce the merger of VeraSun Energy and US Bio. We’re joined today by the management team — the future management team of the combined company. Gordon Ommen, our Chairman of the Board, is with us this morning as is Don Endres, the CEO of the Company going forward, and Rich Atkinson, the CFO of VeraSun going forward.

Before we get started I would like to refer you to the forward-looking statements on page 2 of the presentation that’s available for your viewing. Please be sure to refer to that statement as you listen to our comments and our future expectations for this company. At this time I’d like to turn it over to Gordon Ommen, the Chairman of the Board of VeraSun Energy.

Gordon Ommen—US BioEnergy—President, CEO, Chairman

Thanks, Danny. We are very excited about bringing together really two of the leading biofuel companies in the U.S. and creating the leading biofuel company in the world. We think it’s a very exciting transaction and one that provides a lot of upside for our constituents. One of the things we think about in a transaction is what this means to the shareholders and from an accretion standpoint.

We believe this transaction will be a creative in the first full year of operation, it’s not one that we have to wait around and see what happens for two or three years, we think we hit the ground running. The other thing that’s important is these two companies are both very successful, financially strong and profitable. We’re the two companies that stuck profitable landings in the last quarter and we’re being those two strong profitable companies together to make a stronger and more profitable company. We think that’s very compelling.

One of the ways we get there is through significant synergies. The common assets that we have and the geographic footprint which overlaps, but they’re not on top of each other, are very complementary. We’re able to take skills that the US Bio team has and marry those up nicely with the skills that the VeraSun team has and take these common assets and drive synergies to the bottom line. Every penny of synergies is $16 million, so a dime is $160 million to the bottom line of synergies, we think that’s a big deal.

We believe this platform that we’re creating, 16 sister facilities, all new technology, all common technology, is a very powerful platform and a platform that’s going to be very hard to duplicate by other competitors. These facilities, 14 of the 16 are 110 million gallon facilities, all have unit trained capabilities in order to move product very efficiently. The customers, typically large oil companies, like large consistent suppliers.

We are one of the few large consistent suppliers. And we’ve built this company so it’s positioned for further growth. We believe that scale in this sector is very important; both companies have said that from day one and this is a huge endorsement of that position by Don and myself and our teams. So we’re very excited about that.

The last few that is interesting is the US Bio process technology that our team has spent a lot of years developing that provides the higher conversions and consistency, we’re able to lay over the platform of — the execution platform at 16 plants and drive

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

those efficiencies across the platform. The destination markets for unit trains at VeraSun has opened up; we’re able to use those markets to drive the product from all the plants into those markets — again, two complementary very powerful strategic positions the companies have taken.

When you take a look at the combined platform, the 870 million gallons of current production is truly a leadership position in the industry, but what’s more exciting is the 1.6 billion gallons of protection by the end of ‘08 which puts us in the number one position in terms of biofuel production. The other metrics are listed in the slides and you can certainly take a look at those. The terms of the transaction are also listed and, again, that data is all readily available.

I would like to flip to slide 8 and talk a little bit about what I think are one of the most important components of the transaction. It’s one thing to put together a deal and I think we’ve put together a great deal; it’s another thing to integrate the deal successfully and that’s what separates winners from losers in merger transactions is integration.

Our teams come from cultures that our very similar; Don and I have very similar backgrounds. I think the farms we grew up on are probably 40 miles apart. For many years we lived as backyard neighbors and our golden retrievers would play — mine would run off, I’d have to go get him out of Don’s yard. So we come from similar places.

We’ve build companies that have similar values. Bringing those together in a common culture is just a natural fit; we could tell it the first time we got the teams together. So that’s the exciting part of the transaction is the important part — the people, the values the people have and bringing that together to do good things for the combined company is our next step and something I’m really looking forward to working with the combined team to execute on. I’m going to pass over to Don.

Don Endres—VeraSun Energy—Chairman, CEO

Thank you, Gordon. Obviously we’re also very pleased with the merger, very excited that we’re putting together two of the most unique platforms in the industry into one. We think this is going to-shareholder value for many years to come. I’d like to just kind of go back to a strategy discussion that we’ve had with the investors for years, and that is we have a very simple strategy we’re executing on. We believe in this space it’s important to be large and it’s important to be low-cost.

So if you turn to slide 10, I just want to start with scale. Clearly the two company saw significant growth over time, end of ‘07, 870 million gallons of production capacity growing to 1.64 billion gallons by the end of next year. These are again two companies that clearly stack growth up and we believe, again, with the right size and scale and economies over time.

On slide 11, I just want to show you how you can see the growth from a quarterly perspective, it’s a little different slice of the data. VeraSun entered it’s third quarter with 112.5 million gallons of production capacity for the quarter. With these two combined companies we’re going to grow production by approximately 400% to 410 million gallons by the end of Q3 ‘08. So again, significant growth from a quarterly perspective.

And so then as Gordon mentioned, how do we compare, on slide 12? Today we’re clearly differentiated from others in the pack nearing the largest in the industry. But by 2008 clearly we will become the largest not only in the U.S. and we believe the largest biofuels producer in the world.

If you go to the slide 13, just a couple of points. Again, we have together nine plants in operation, seven plants under construction, two plants under development and you can see how our facilities are very synergistic, they’re complementary assets. They’re located in the center of the Midwest. We can leverage management teams and production practices, we can share spare parts, we can leverage logistics. Because we use multiple rail at many of these locations, we clearly will have optionality as to how we ship our product to market. And again, we are located in low-cost corn country which is the other side of our strategy is driving low cost.

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

So if you turn to slide 14, the top graph is an illustration that shows all of the facilities in the U.S. operating today with their corn cost. So you can see the blue bars are the facilities of the combined company and all of these facilities are below the Chicago Board of Trade price. So we believe again that these facilities fit together, they all have low-cost corn at their gate.

The lower slide is a very impressive slide. If you just take a minute and look at this, this is a slide that shows all plants in the industry operating today by size. The colored bars, the green and the blue bars, those are the combined companies’ facilities. And if you look at the number of 100 million gallon facilities operating today, this combined company will have the majority, nearly all of those facilities.

So again, a very interesting dynamic in the industry, very unique platform that will be hard to replicate. We also talked about the efficiency of shipping by unit trains, those 100 million gallon plus facilities all will have the capability to efficiently ship product in large 100 train railcars.

On slide 15, I want to just talk a little bit about the contributions of the two companies, we look at the strategic value each party brings to bear. US Bio has been working over several years to develop some unique process and production technology and it’s already yielding more gallons per bushel, higher production rates, and they’re using Six Sigma principles in order to accomplish this improved process technology which will also lead to more consistent product and that becomes especially important with distillers. In a moment I’ll tell you more about how they’re capitalizing on the high-quality distillers.

On the next slide VeraSun developed, as you know, a unique process to extract the corn oil from our distiller’s grain and the economics have improved as we’ve developed the technology and we’re in fact under construction of this technology and the Aurora facility. Early on we thought that this would add about $0.10 per gallon — per ethanol gallon. With the improved economics value of oil we actually now are predicting that there could be as much as $0.15 per gallon at a bottom line for plants where we installed the corn oil extraction technology. We’ll be able to leverage this now across the entire fleet.

On slide 17 US Bio has done a very nice job of creating a branded distillers’ grain. With their unique process technology, again they have consistent distillers’ grain, they’ve been able to brand that unique product and that again adds value. So for feeders that are purchasing this product, consistency of the products is very important.

On slide 18, both companies have worked to develop strategic partnerships. The partnerships that US Bio has developed are very powerful. Clearly CHS is one of the largest grain companies, third-largest grain marketers in the country, they’re one of the largest [VN] shippers, they have a lot of experience in the grains and logistics business.

They also are an energy business that we believe over time working together we can work together and find ways to leverage the downstream channel. We both work with Fagen Inc. Fagen Inc. is responsible for open over 70% to the facilities built in the country working with the leading technology ICM. And US Bio also has a joint venture with CHS on the marketing of their biofuels, it was a combination of the biofuels group within Cenex and together they’ve created Provista.

VeraSun also, as you know, has our branded E85. Again this is a focus on building the long-term channel for future growth of our industry. We have some unique partnerships as well, as you know, and we’ll be able to just simply do a better job of growing strategic partnerships with this added capacity.

On slide 20, I think this is a very important slide; it really summarizes the economics associated with our synergies and these, we believe, are real economics that we can drive out over time. This could be as much as $80 million to $160 million of added bottom line, we think achievable potentially over the next 18 months. Again, it’s the process technology, corn oil extraction, corn sourcing, transportation — you can see the categories. But it amounts to potentially about $0.5 to $0.10 of synergies. Again as Gordon mentioned, for every penny you get $16 million per year added bottom line, a dime is $160 million. So again, very impactful synergies for the combination.

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

I’d just like to close by again reiterating that this combination creates significant value for our shareholders. It’s a creative in the first full year of operations, 2008; significant improvement in financial strength; we’ll have increased revenues but more importantly reduced debt per gallon, reduced debt per EBITDA, improved credit ratios. I talked about the synergies.

This also creates a very unique platform — again 16 sister facilities, all same common technology, we’ll be able to ship unit trains from 14 of the 16 facilities. We’ll become much more relevant to our customers. Again those large customers want large, reliable suppliers. With our unit trains we’re able to give our customers confidence that we can deliver the product as scheduled and we’re really positioned for growth over time.

Our first job, as Gordon mentioned, will be to integrate the two companies. So we’ve got significant growth going forward so that’s job number one. But over time this platform will become very attractive for other ethanol producers that are looking to combine with a larger platform company. And last again, we’ll leverage technology and best operating practices all again driving to creating shareholder value. So I’ll stop here and I’ll turn it back over to the operator to open the lines for questions.

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS). Heather Jones, BB&T Capital Markets.

Brett Hundley—BB&T Capital Markets—Analyst

This is actually Brett Hundley. Good morning. Don, regarding this agreement, we’re coming to a roughly $1.62 per gallon cost to VSE. Are we in the ballpark here or do you expect build costs to be higher in the future? Or with the acquisition announced yesterday and your merger today are we starting to see those costs come down?

Don Endres—VeraSun Energy—Chairman, CEO

No, you’re right, this is about $1.60 per gallon, so very compelling. And depending upon the plant location and the technologies you’re using as you build it, clearly this is in line with production cost to build.

Brett Hundley—BB&T Capital Markets—Analyst

Okay, thank you. And then you mentioned there’s a possible $80 million to $160 million to the bottom line in the next 18 months. Will that be spread across the next year and a half or do you expect that to kind of fall in at one time?

Danny Herron—VeraSun Energy—SVP, CFO

Brett, this is Danny here and I’ll be glad to try to answer that one. Those synergies will come in over the next 12 to 18 months as we implement the integration plan, as we spread the technologies that both companies have brought together. For instance, Gordon talked about the US Bio process technology, we’ll be able to apply that at the VeraSun plants. We’ll be able to put corn oil extraction in an expanded fleet of plants now.

And more importantly, if you look at the map of our geographic diversity, look at the clustering of the plants, we’ll be able to achieve synergies just by reducing spare parts inventories because we’ll be able to cluster our spare part inventories to serve three or four or five plants at a time. As well as because of the scale and because all of these plants are Fagen ICM technology we’ll be able to create training programs and consistency programs that really leverage the fleet against itself.

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

When you have 16 plants you have a huge variation between the best plant and the plant in a particular area that may not be the best. And if you can move that herd average closer to the best producing plant, then you can grab significant synergies and that’s our plan going forward.

Brett Hundley—BB&T Capital Markets—Analyst

Okay, thanks, Danny. And lastly, does this change the outlook for the Reynolds construction in any way or is this still kind of a wait and see at this point?

Don Endres—VeraSun Energy—Chairman, CEO

No, we’re continuing to monitor our long-term margins and at the point in time when we think it makes sense we’d push forward. But today this transaction hasn’t change our perspective on that facility.

Brett Hundley—BB&T Capital Markets—Analyst

Thanks a lot, guys, and congratulations.

Operator

Eric Larson, Piper Jaffray.

Eric Larson—Piper Jaffray—Analyst

Congratulations. Just a few other questions here. In terms of your marketing arrangements, do you envision CHS getting a broader role here with Provista? Could you talk a little bit more about your marketing arrangements with the combined companies?

Don Endres—VeraSun Energy—Chairman, CEO

Sure, obviously we need to complete the combination which we expect would be in the March time frame. There are agreements in place with Provista and we will be looking at the best combination and ultimately making a decision on that once we get the businesses combined.

Eric Larson—Piper Jaffray—Analyst

The location of the plants as we sort of look at them here, do any of the plants between US Bio and VeraSun today as they were separate companies, did any of those plants compete with each other significantly for corn?

Don Endres—VeraSun Energy—Chairman, CEO

No, in fact they’re very synergistic in that they are clearly — there are edges of the circles, if you draw circles around these facilities of 20, 30 miles they just nicely kind of touch each other. So not any big issues over competing for corn.

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

Eric Larson—Piper Jaffray—Analyst

Okay. So that obviously you wouldn’t envision any potential improvement in your basis cost for corn, it would go unchanged but it certainly wouldn’t get worse?

Don Endres—VeraSun Energy—Chairman, CEO

Right, I think where it improves, in fact, just by leveraging the technology of the combined corn buying group, I think that’s where we gain simply in leveraging storage. We have significant storage at some locations, others a little less. And so we again will be able to direct traffic on where we want to deliver corn.

Eric Larson—Piper Jaffray—Analyst

Okay, great. Thank you, everyone.

Operator

Ron Oster, Broadpoint Capital.

Ron Oster—Broadpoint Capital—Analyst

Good morning. A couple of quick questions. I was wondering if you could dig in a little more to the per gallon metrics. You mentioned $1.60 per gallon, I assume that’s on year-end ‘08 volumes. And on the current productive capacity I’m coming up with a little over $3 per gallon. Could you just break down how you get to that $1.60 per gallon number?

Danny Herron—VeraSun Energy—SVP, CFO

The metrics I’m looking at don’t exactly get me there, but it’s basically we’re using enterprise value as the basis and then using our — what we say is our current production capacity of 310.

Ron Oster—Broadpoint Capital—Analyst

Is there an assumed debt number that you can disclose?

Danny Herron—VeraSun Energy—SVP, CFO

The debt number in there is 370 with a total enterprise value of a little over 1 billion.

Ron Oster—Broadpoint Capital—Analyst

Okay, great. Thanks. And then secondly, in terms of antitrust concerns, are there any big hurdles you anticipate going forward that may delay the timing of the deal?

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

Don Endres—VeraSun Energy—Chairman, CEO

We don’t think so. We’re in the transportation fuels business and there are many companies out there that are much larger than our combined company. So we don’t see any issues — I hope there’s not at least.

Ron Oster—Broadpoint Capital—Analyst

And then lastly, Don, could you comment on — the AS-Alliances acquisition at the time looked I think — it looked much better at the time than it might now. I’m wondering how do you anticipate some of the asking prices from some of these other plants that may be under distressed conditions over the next few quarters. Do you think those would come down to this $1.60 level or where do you see that shaking out over the next few quarters?

Don Endres—VeraSun Energy—Chairman, CEO

Gosh, I’d be hard pressed to try to predict where things go, but I would just say that the ethanol business clearly is a long-term profitable business. And we think that it may not be necessarily due to stressed economics that induce other producers to want to combine, but rather a desire to basically put together companies so they can add to liquidity for their shareholders and leverage technology and synergy.

So I actually do believe that with $100 oil, gasoline prices increasing. that all of these ethanol facilities will continue to run profitably, sometimes more, sometimes less. But this is a business that clearly produces a product, a high octane clean product that will be needed in the marketplace. So I think it’s much more they’ll combine because they want to join a larger platform and gain synergies.

Ron Oster—Broadpoint Capital—Analyst

Great, thank you.

Operator

Eitan Bernstein, FBR.

Eitan Bernstein—FBR—Analyst

Good morning, gentlemen. A couple of quick questions. What’s the required spend to get the remaining US Bio plants operational? That may help us in the dollar per gallon calculation?

Rich Atkinson—US BioEnergy—SVP, CFO

I’m trying to remember from our last 10Q what was remaining in terms of capital expenditures to finish up the plants. I’d refer you to our most recent 10-Q for the exact precise numbers, but all of the equity is into all of our plants that are under construction except for Janesville, and actually by the end of this month that should be largely done.

So in terms of the cash drawdown to fully fund remaining construction expenditures, that is in. US BioEnergy has credit facilities in place that fully fund all the remaining construction expenditures. We will draw upon those facilities as we incur those costs. And our final plant that’s under construction, Janesville, will be finished up by the end of the third quarter.

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

Eitan Bernstein—FBR—Analyst

Okay, excellent. I was just thinking it would be the stock value plus the net debt plus whatever capital expense. You get them online it’s probably a decent way to get $1.00 per gallon, yes?

Rich Atkinson—US BioEnergy—SVP, CFO

Yes.

Eitan Bernstein—FBR—Analyst

Excellent. And then I guess the only other thing I had was just for closing — looking at first quarter, I guess is it a little too early to put a shareholder vote date on this?

Don Endres—VeraSun Energy—Chairman, CEO

Yes, it is a little too early. Obviously there are a number of steps we need to work through, but we’ll work in parallel and be optimistic and hope that that’s something that can happen maybe even before March if we want to be optimistic. But realistically we think it’s kind of March.

Eitan Bernstein—FBR—Analyst

March? Okay, excellent. Gentlemen, thank you very much and congratulations.

Operator

Perry Miller, Brookings Radio.

Perry Miller—Brookings Radio—Analyst

Thank you, good morning, everyone. Congratulations. My question for you, Don, and I guess a couple of questions — first, will this affect your operations in Brookings here at all as far as corporate headquarters go?

Don Endres—VeraSun Energy—Chairman, CEO

Well, as the announcement indicates today, the Brookings headquarters will remain in place. But as the two companies combine we’ll look at synergies, we’ll look at where we think it makes sense to have personnel and clearly we’ll be looking for how to best operate the Company long-term. So we’ve made no decisions to change at this time, but we’re always continuing to look at it.

Perry Miller—Brookings Radio—Analyst

My second question would be cellulosic ethanol and how you see your combined company’s future concerning cellulosic. Are you going to look at that? Are you going to convert any plants to that or a pilot plant or anything like that?

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

Don Endres—VeraSun Energy—Chairman, CEO

Well, the cellulosic technology still looks to be off in the range of five years before we see any significant production capacity. But it’s an interesting opportunity that we’ve made a small investment in, a company that has technology in this space and we’ll continue to evaluate it. And at the point in time when we see that the technology can produce better bottom line than corn ethanol then at that time we’ll invest in production facilities. But we do see that technology over time adding on to the existing asset; we think it will be an add-on versus a replacement.

Perry Miller—Brookings Radio—Analyst

Thanks.

Operator

Patrick Forkin, Tejas Securities.

Patrick Forkin—Tejas Securities—Analyst

Good morning, guys, and congratulations on what looks to be a very intelligent combination here. First question for Danny and Rich — haven’t had a chance to really put the numbers together, but any comments on the capital and debt structure once the combination becomes effective?

Danny Herron—VeraSun Energy—SVP, CFO

Patrick, this is Danny. Actually this is very positive for our credit metrics. We’re putting two companies together and at the end of the day we’ll have a little bit less debt on a per gallon basis. Our EBITDA coverage will be a little bit better. So we think it’s a very positive transaction from that viewpoint.

Rich Atkinson—US BioEnergy—SVP, CFO

And I would just add that my view is that both companies have tended to be very conservatively financed, that each of us has taken steps to pre-fund our construction expenditures and that I would expect that philosophy to continue as we roll forward.

Patrick Forkin—Tejas Securities—Analyst

Okay. And then for Don and Gordon. Don, you had made a comment that perhaps this combination would catch the attention of some other folks that would look to some other operators that might want to join the combined entity here. I assume you would only look at transactions where those operators had similar fleet attributes that they knew VeraSun has. Can you kind of give us a favor or an idea of how many operators, what type of capacity is still out there either operating or in construction that would meet those attribute requirements? Are we talking about maybe another half a billion or a billion gallons of capacity?

Don Endres—VeraSun Energy—Chairman, CEO

Pat, I’m uncomfortable with trying to give you a number because that’s always hard, but let me just give you kind of a view of the landscape. As you know, there are a number of new facilities that will be coming on line. So those facilities that again are synergistic with our assets, located in low-cost corn country or have a unique opportunity with a local market. Clearly the size and scale matters and we probably also would give some preference to those facilities that have common technology with our fleet.

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But our focus day one and for many months forward now will be to integrate these two companies. And as we are successful at that we’ll look at those operators out there that we think fit within our fleet. And obviously we’ll move forward on those when it makes sense.

Patrick Forkin—Tejas Securities—Analyst

Okay, fair enough. Thank you.

Operator

Ian Horowitz, Soleil Securities.

Ian Horowitz—Soleil Securities—Analyst

Good morning, everyone. Just a quick question on the conversion rate. Are we supposed to — was this 0.81 as of Friday’s close or will this kind of be a floating conversion rate until we close? Tell us how to kind of work on that?

Danny Herron—VeraSun Energy—SVP, CFO

Ian, this is Danny. It is a 0.81 conversion rate and that is a fixed rate. So regardless of what happens in the market between now and closing that will be the exchange ratio. For every share of US Bio stock they’ll get 0.81 shares of VeraSun stock.

Ian Horowitz—Soleil Securities—Analyst

Okay, got it. And Gordon, does this transaction affect at all the master design builder agreement you have with Ron?

Gordon Ommen—US BioEnergy—President, CEO, Chairman

It does not. The agreement that we have with Ron speaks to plants going forward. Ron has been building plants for VeraSun as well. And I think Ron will continue to be delighted to build plans for the combined company.

Ian Horowitz—Soleil Securities—Analyst

Okay, so from his standpoint he’ll look at this as just a combined — two customers who have combined under the same build agreement?

Gordon Ommen—US BioEnergy—President, CEO, Chairman

That would be our expectation, yes.

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

Ian Horowitz—Soleil Securities—Analyst

Okay. And for Danny, I’m trying to remember some of the agreements or the parameters that Cargill had set out with AS. This doesn’t trigger any kind of event in terms of Cargill’s relationship with the AS-Alliance assets, does it?

Danny Herron—VeraSun Energy—SVP, CFO

No, it doesn’t, Ian. Not at all.

Ian Horowitz—Soleil Securities—Analyst

Okay, great. To reiterate a comment, I think this is a very intelligent transaction and I commend you both. Thank you.

Operator

Pavel Molchanov, Raymond James.

Pavel Molchanov—Raymond James—Analyst

Good morning, guys. A question about geography. Obviously your current assets are all in a broader Midwest region. Would you consider either, A, locating plants in market centers, West Coast, etc.; or B, starting to look at some international opportunities?

Gordon Ommen—US BioEnergy—President, CEO, Chairman

Our first focus again will be to look at those — first of all, execute on this transaction and really work the synergies out a bit. But then we would look at, again, assets that we think are complementary and the most important complementary component is net back to shareholders. So we’d look at those facilities that either are located in the same low-cost corn country or have other benefits, either a higher net back market that would provide return on investment. So we’d look at each one individually and compare it with other opportunities.

Pavel Molchanov—Raymond James—Analyst

Got it. And a quick follow-up, you may have mentioned this already, but can you talk about what the hedging strategy of the combined company will be?

Danny Herron—VeraSun Energy—SVP, CFO

We have kind of a — I would say a similar philosophy in terms of how to manage risk. And so we’ll combine those and use best practices. But I don’t think today we’re here to say there’s any change in how we view hedging and risk management of the Company. I think we’re both — as Rich had mentioned, we tend to be conservative from a balance sheet perspective, somewhat conservative in terms of how we manage commodity risk and we don’t see that changing at all.

Pavel Molchanov—Raymond James—Analyst

Okay, great. Thanks very much.

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

Operator

Bert van Hoogenhuyze, De Vries.

Bert van Hoogenhuyze—De Vries—Analyst

Good morning, gentlemen. Congratulations. Most questions have been answered; I have two remaining. In the first place, your synergy advantages. You stressed the production advantages, but do you expect any synergy advantages in distribution from greater power or in purchasing power? The second question is as I understand it most of the current overcapacity in ethanol in the U.S. is due to a lack of stainless-steel storage at pipeline facilities. How do you see that going forward in the next two years?

Don Endres—VeraSun Energy—Chairman, CEO

Good couple of questions. First of all, VeraSun has been setting up terminal facilities to receive these large unit trains, so together the combined company will be able to utilize those same terminal assets. So clearly we’ll run more gallons through the very same terminal system. From a purchasing point of view, absolutely we’ll be able to go out and do more bulk purchasing of enzymes and denaturant and other products. So we think there will be some synergies there.

And in terms of the issue raised at least in the media around logistics, the fact of the matter is every gallon is being blended today, there are no gallons out there that are stranded and our unit train approach is able to deliver about 2 to 3 million gallons per train very efficiently. About six days it would get to either coast, unload in one and back in six. So we view that as a virtual pipeline — it’s very efficient and very flexible. So that’s point one.

The other is we do see tests that are on the horizon that are being scheduled to actually ship ethanol through pipelines, through multiproduct pipelines. And in fact there was a test many years ago that was successful, just we didn’t have enough volume of product. And so where there are pipelines in place and where there is ethanol that can be distributed to those pipelines, we believe over time we will utilize some pipeline assets.

Bert van Hoogenhuyze—De Vries—Analyst

Thank you very much.

Operator

[Rajal] Agerwal, Marathon Asset Management.

Rajal Agerwal—Marathon Asset Management—Analyst

Thanks for taking my question. Most of my questions — I need so much more clarification of questions that have been asked before. The first one I have is on capital structure and use of cash going forward. It seems like the way US Bio is financing its operations is on a plant-by-plant kind of a basis. They have loans and revolving capacity on each plant, it’s an asset based kind of a financing.

So the question is there seems to be $290 million available capacity for plants and construction, do you expect that all of that will be used to finish the construction of these plants. And in essence, are you going to spend $290 million to complete the construction of the remaining four plants on the US BioEnergy side?

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

Gordon Ommen—US BioEnergy—President, CEO, Chairman

As I understand the question I would say yes, we expect to make those expenditures to complete the plants. If you look at the cash that was on our balance sheet at the end of September, we needed to invest about $15 million of that as additional equity contribution into the one plant where we had not reached our full 40% equity ratio requirement. And then all the rest we would be drawing upon the credit facilities that we put in place last September — or excuse me, last February to complete the buildout of the those four plants and we expect to complete them.

Rajal Agerwal—Marathon Asset Management—Analyst

So it will be around $290 million on the US BioEnergy side, more or less, give or take some? I think on a previous question on the VeraSun side you referred to the fact that you had disclosed some numbers in the last 10-Q as to what your remaining CapEx was. From what I see there is only disclosure of the last quarter 2007 CapEx. Could you help us understand how much remaining cash you need to spend to just reach that $1.7 billion of total capacity until (inaudible) is finished?

Rich Atkinson—US BioEnergy—SVP, CFO

Yes, in our last 10-Q we referenced $125 million to $150 million in CapEx for the fourth quarter 2007 and we’re looking at approximately $150 million of CapEx in 2008 at this point in time. That will complete Bloomingburg, Welcome and Hartley, it will also invest about $40 million in our oil extraction business in 2008. And we have not yet committed to restarting our Reynolds facility. Obviously if we restart that construction in the spring or summer then that CapEx number would go up for 2008.

Rajal Agerwal—Marathon Asset Management—Analyst

So from VeraSun’s side there’s about $300 million of remaining CapEx to reach $1.6 billion of total combined capacity for the Company?

Rich Atkinson—US BioEnergy—SVP, CFO

That’s correct.

Rajal Agerwal—Marathon Asset Management—Analyst

It will be fair to say that’s about $600 million remaining in CapEx terms for the combined company at this point?

Rich Atkinson—US BioEnergy—SVP, CFO

Yes, that’s fair.

Rajal Agerwal—Marathon Asset Management—Analyst

The second question was just on the capital structure, it seems like the way you’ve been financing yourselves is different from the way US Bio has been doing it. And what’s your thought about capital structure going forward?

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

Danny Herron—VeraSun Energy—SVP, CFO

I would say it’s a discussion we haven’t had yet, but referring to some of our previous answers is I think we will continue to be conservative. I think where we have absolutely had a common philosophy is that each company has essentially pre-financed all of their construction expenditures so that what we have going on is pretty well funded. VeraSun has done it more by accessing the public markets ahead of their requirements and US Bio has used a combination of public markets and then credit facilities that we’ve put in place before we have initiated our major construction projects. So the underlying philosophy is the same and I don’t expect that that would change significantly.

Don Endres—VeraSun Energy—Chairman, CEO

I’d certainly add to that that it would be a function of what the market looks like, where the capital is lowest cost and so we would respond as the market response as well.

Rajal Agerwal—Marathon Asset Management—Analyst

Understood. The reason I asked the question is if things remain — I hear what you’re saying on the ethanol business long-term. If things remain tough in the short-term what additional availability to cash does this business offer you? Each plant has its own commitments and I think most of the cash that is there on the balance sheet is flat at the plant level right now.

Danny Herron—VeraSun Energy—SVP, CFO

The plants on the US Bio side are LLCs where it is trapped at the plant level, but it’s also sufficient cash for them to run their operations. Remember, in the third quarter these were the two profitable ethanol companies and we were positive generators of cash in the third quarter. And with the synergies that are going to be ongoing and that are opportunities for us, we expect that to just improve in the future.

Rajal Agerwal—Marathon Asset Management—Analyst

Got it. Two more quick questions. One, does US Bio have any existing contracts in terms of fixed-price contracts either on the corn side or on the ethanol side?

Gordon Ommen—US BioEnergy—President, CEO, Chairman

In terms of how we approach hedging currently, we do have a goal to price roughly a third of our corn to the extent the markets make that option available to us. And we have a similar goal for ethanol in which the markets have not cooperated over the past 12 to 15 months. But none that I would call long-term fixed-price contracts. We certainly have contracts for the acquisition of corn and we have some contracts for the sale of ethanol in coming months where the price has been set. But no long-term contracts with fixed pricing in them.

Rajal Agerwal—Marathon Asset Management—Analyst

Got it. And just one last one — since I have the opportunity to ask this I will take the opportunity. What’s your view as to what cash margins are at? Based on spot pricing of ethanol and corn are ethanol producers making these days, nothing specific to either VeraSun or US Bio, just in general in the industry?

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

Danny Herron—VeraSun Energy—SVP, CFO

I would say as quickly as prices came down in ethanol we’ve seen them rebound. Spot markets this week are in the $2.05 per gallon range and you’ve got corn prices on CBOT in the 3.80’ish range. So that certainly drives to a positive EBITDA margin; I don’t have a model right in front of me to give you exactly what that number would be. But at those price levels EBITDA has returned to the positive side in the cash market.

Rajal Agerwal—Marathon Asset Management—Analyst

Okay. Thank you so much and congratulations on the merger.

Operator

Maryana Kushnir, Nomura.

Maryana Kushnir—Nomura Asset Management—Analyst

I want to clarify a few things. First of all, regarding debt at US Biofuel, are there any change of control provisions there?

Rich Atkinson—US BioEnergy—SVP, CFO

None that I’m aware of. The debt is really all at the LLC level.

Maryana Kushnir—Nomura Asset Management—Analyst

Okay, so they are plan specific construction loans or something along that line? Hello?

Rich Atkinson—US BioEnergy—SVP, CFO

Yes.

Maryana Kushnir—Nomura Asset Management—Analyst

Okay. And then so when the merger goes through, I just wanted to understand from the point of view of bondholders, are these plants going to be part of a restricted group?

Don Endres—VeraSun Energy—Chairman, CEO

No, our current bond indenture on the VeraSun side is secured by the assets at VeraSun other than the ASA plants. And the US Bio plants will fall into the same category at ASA plant. So they won’t be secure in the current bond offering.

Maryana Kushnir—Nomura Asset Management—Analyst

That’s for secured bonds, but then there are also unsecured bonds, so there are no security, but I’m asking about restricted versus unrestricted group. So this ASA plant and US Biofuel plant, they’ll be in the unrestricted group, is that right?

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

Don Endres—VeraSun Energy—Chairman, CEO

I believe that is correct (inaudible).

Maryana Kushnir—Nomura Asset Management—Analyst

Okay. And then regarding CapEx guidance that VeraSun provided earlier, does that include capitalized interest because it seems like it’s a significant amount? It’s about 12 million per quarter or so?

Don Endres—VeraSun Energy—Chairman, CEO

It does include capitalized interest. We currently have construction in progress. On Bloomingburg, Ohio; Welcome, Minnesota; Hartley, Iowa and we’ve spent about $55 million to $60 million at Reynolds, Indiana. So we have a pretty significant construction in progress number that is required to have capitalized interest applied to it. So currently capitalized interest — about half of our interest expense is charged to the capitalized projects.

Maryana Kushnir—Nomura Asset Management—Analyst

But your guidance takes care of that, right?

Don Endres—VeraSun Energy—Chairman, CEO

It does.

Maryana Kushnir—Nomura Asset Management—Analyst

Okay. And then just to verify on the US Biofuel side, as I look in the 10-Q it says $265 million remaining to spend on the plants. Is that the total including capitalized interest that you need to spend?

Danny Herron—VeraSun Energy—SVP, CFO

That’s hard construction dollars in those numbers.

Maryana Kushnir—Nomura Asset Management—Analyst

Okay. Thank you very much.

Operator

Kelly Dougherty, Calyon Securities.

Kelly Dougherty—Calyon Securities—Analyst

Good morning. Congratulations, guys. I sound like a broken record, but I agree that this is definitely a long-term positive for both organizations. I know you said you hadn’t made any definitive marketing decisions yet, but I was just wondering, are you continuing to build out the VeraSun network or possibly holding off until you make some decisions about if you’re going to do any marketing through Provista?

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

Gordon Ommen—US BioEnergy—President, CEO, Chairman

Well, we had the VeraSun team in place April 1 when we took over marketing our product, and so we have the logistics people, customer service people, sales people, that’s all in place and so we’re built out. We continue to sign up new terminals; we have a number of new terminals especially in these new markets that are coming on line nicely and we see that continue to build out and really will be utilized in the combined go-forward marketing strategy.

Kelly Dougherty—Calyon Securities—Analyst

So you may use those Provista and the current VeraSun distribution network, is that correct?

Danny Herron—VeraSun Energy—SVP, CFO

We’re going to take a business approach and analyze the marketing network that Provista has (multiple speakers) the network that VeraSun has. And we’ve yet to go through that total analysis, but that’s something we’ll be working on in coming months.

Kelly Dougherty—Calyon Securities—Analyst

Okay. And then is CHS behind the merger and would this have any effect on the Provista joint venture?

Gordon Ommen—US BioEnergy—President, CEO, Chairman

Let me speak to that, this is Gordon. CHS of course has been a business partner of US Bio’s from day one. They’re a very solid business partner and they’re very supportive of the transaction. So we expect that relationship to stay in place. In fact, we hope there’s a way to grow that relationship.

Kelly Dougherty—Calyon Securities—Analyst

Okay, great. Thanks very much, guys.

Operator

(OPERATOR INSTRUCTIONS). Chris Shaw, UBS.

Chris Shaw—UBS—Analyst

Congrats. I missed a bunch of the call, I must have dialed into some other line for a while, so I apologize if I repeat anything. But I’ll ask questions off clearly a kind of topic that’s more obscure. But I’m curious on the — US BioEnergy had the branded [DGGS] [product] Solomon. Any plans for that to continue or discontinue?

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

Don Endres—VeraSun Energy—Chairman, CEO

There again, we’ll look at the brand and the customers, but clearly it has value and VeraSun has not created a branded product. But we’d anticipate going forward, at least at this point, that that’s an asset of the combined companies and we’d leverage it and continue to brand product.

Gordon Ommen—US BioEnergy—President, CEO, Chairman

Let me speak to that to reiterate something Don said when we were going through our opening comments is the Solomon branded distiller’s grain is really an offspring of US Bio process technology which is this lean, efficient, very consistent way to operate the plant. So if we take US Bio process technology and drive that into the fleet of plants we hope to increase the yield of gallons per bushel and increase consistency.

We also believe that that will yield a slightly more consistent distiller’s grain across the fleet. And I would expect if we’re able to communicate that consistency to customers in terms of a brand, that will decide if Solomon is the brand we’ll continue to use, and if so we’ll continue to use it, but that will be a business decision.

Chris Shaw—UBS—Analyst

That makes sense. And then I guess somewhat similarly, the [DFE85] product, is there — what sort of opportunity and have there been discussions at CHS about getting that product under their umbrella at the convenient stores?

Gordon Ommen—US BioEnergy—President, CEO, Chairman

Let me take that one. We of course have a very long-standing and very deep relationship with CHS. And as you know, their energy division, Cenex, has a couple thousand gas canopies, terminals, piper refineries, and we’re very well aligned with them. And we expect that the combined company will continue dialogue with them around higher blends of fuel into their system.

Chris Shaw—UBS—Analyst

Okay, great. Thanks.

Operator

[Brian Fairbushe], Churchill Capital.

Brian Fairbushe—Churchill Capital—Analyst

Good morning. I just wanted to clarify one thing on the regulatory front. Do you anticipate any state approvals or any of the regulatory approvals aside from HSR?

Don Endres—VeraSun Energy—Chairman, CEO

Brian, at this point we only expect the HSR approval. Obviously we’ll have to be filing SEC documents on a proxy statement and all, but HSR does not having any issues clearing within the next 30 days.

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Nov. 29. 2007 / 9:00AM, VSE - VeraSun Energy and US BioEnergy Merger Agreement Conference Call

Brian Fairbushe—Churchill Capital—Analyst

Okay, great. Thank you very much and congratulations.

Operator

Jeff Martin, [Argus Leader].

Jeff Martin—Argus Leader—Analyst

Good morning, thanks for taking my question. I just had a quick question on the headquarters. Long-term do you anticipate that the headquarters of the new combined firm will be in St. Paul or Brookings?

Gordon Ommen—US BioEnergy—President, CEO, Chairman

As we announced today, VeraSun’s headquarters will remain in Brookings, but we’ll go through a process to review where we think the headquarters should be, where people should be and that will be one of our top priorities early on. And once we can hit that process then we’ll decide what makes sense.

Jeff Martin—Argus Leader—Analyst

Thank you, sir. Appreciate it.

Operator

And there are no additional questions at this time. I would now like to turn the call back over to management for closing remarks.

Gordon Ommen—US BioEnergy—President, CEO, Chairman

I’d like to thank everyone for joining the call this morning. Appreciate the questions and I’d like to speak on behalf of the US BioEnergy team and really for the joint group that has worked through the negotiations leading to a definitive agreement that we’ve signed. We are real excited about the transaction. We believe this transaction just makes a lot of sense. And we believe the management teams are aligned to move through the integration and drive this to create value for all shareholders. Thank you.

Rich Atkinson—US BioEnergy—SVP, CFO

Thank you for joining in today’s conference. You may now disconnect and good day and Happy Holidays to you.

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